May 21, 2020
VIA EDGAR
John Cash
Accounting Branch Chief
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Carlisle Companies Incorporated
Form 10-K for the year ended December 31, 2019
Form 10-Q for Fiscal Quarter Ended March 31, 2020
File No. 1-09278

Dear Mr. Cash:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following response to the comment in your comment letter dated May 15, 2020 related to the Company’s Form 10-Q for the period ended March 31, 2020 filed by the Company on April 23, 2020 (Commission File No. 1-9278).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding response following the bolded comment. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-Q for the period ended March 31, 2020

Notes to Condensed Consolidated Financial Statements (Unaudited)

Goodwill and Other Intangible Assets, net, page 15

1.We note your disclosure that, due to general market declines driven by the coronavirus global pandemic, you performed impairment testing on your goodwill and indefinite-lived intangible assets. In both cases, you determined that the fair values of these assets exceeded their carrying value.

In order to provide investors with information to better assess the probability of future goodwill impairment charges, please disclose, if accurate, that the estimated fair values of the intangible assets you quantitatively tested for impairment substantially exceeded their carrying values. For any asset whose estimated fair value did not substantially exceed its carrying value, please disclose the percentage by which fair value exceeded carrying value at the date of the most recent test.

Management Response:

In future filings, beginning with the Company’s Form 10-Q for the period ending June 30, 2020, the Company will revise the following paragraphs within its disclosure of Critical Accounting Estimates – Subsequent Measurement of Goodwill and Subsequent Measurement of Indefinite-Lived Intangible Assets, included in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, in a manner similar to the following:,

Subsequent Measurement of Goodwill
In the first quarter of 2020, changes in facts and circumstances and general market declines from COVID-19 resulted in reduced expectations of future operating results. We considered these circumstances and the potential long-term impact on cash flows associated with our reporting units and determined that an indicator of possible impairment existed within our CFT and CBF reporting units. Accordingly, we tested our goodwill for impairment as of March 31, 2020. Those reporting units were tested for impairment using the quantitative approach described above, resulting in fair value that exceeded the carrying amount for each of the reporting units by approximately 10 percent. The carrying amount of goodwill for the CFT and CBF reporting units was $185.6 million and $96.4 million, respectively.
Subsequent Measurement of Indefinite-Lived Intangible Assets
Based on the output of the analysis, we determined that the fair values of both the CFT and CBF indefinite-lived trade names substantially exceeded their carrying amounts. Accordingly, no impairment charges were required as of March 31, 2020. The carrying amount of indefinite-lived trade names for CFT and CBF were $129.1 million and $42.0 million, respectively.
Additionally, we will update these proposed disclosures if another required impairment test is performed in the second quarter of 2020, or other future periods.
Please do not hesitate to call me at (480) 781-5056 with any questions regarding the foregoing.

Sincerely,

/s/ Robert M. Roche
Robert M. Roche
Vice President and Chief Financial Officer